POSCO
POSCO Center, 892 Daechi4-Dong
Gangnam-gu, Seoul 135-777, Korea
Tel. (822) 3457-0114
Fax. (822) 3457-1996

August 2, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Nili Shah Accounting Branch Chief Division of Corporation Finance

Re:	POSCO Annual Report on Form 20-F
     Dear Ms. Shah:
     Reference is made to your letter, dated July 19, 2006, regarding the filing of POSCO’s annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “Annual Report”), pursuant to the requirements of the Securities Exchange Act of 1934, as amended. We would like to thank you for your review of our Annual Report.
     We set forth in this letter our responses to the numbered comments in your letter. For your convenience, we have included the text of the staff’s comments in bold and keyed our responses accordingly. Page and paragraph references are to the Annual Report, and capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.
General
1.	We note from your disclosure on page 6 that export sales accounted for 26.5% of your total sales volume for steel products in 2005 and that export sales to Asia accounted for 74.4% of these sales. You disclose on page 74 that most of your exports are denominated in dollars. Given that the US dollar is not your functional currency or presumably that of your Asian customers, please explain, in detail, your consideration of whether your sales contracts have embedded foreign currency derivatives, as discussed in paragraphs 12 and 15 of SFAS 133.

Additionally, you disclose on page 6 that the raw materials and equipment that you purchase from overseas sources are denominated primarily in US dollars. Based on your disclosures on pages 20 and 35, it appears that you import much of your raw

Ms. Nili Shah
Securities and Exchange Commission, p. 2
materials pursuant to long-term contracts with vendors operating in countries where the local currency is other than the US dollar. Given that the US dollar is not your functional currency, please explain, in detail, your consideration of whether your purchase contracts have embedded foreign currency derivatives, as discussed in paragraphs 12 and 15 of SFAS 133.
In 2005, POSCO’s exports and overseas sales represented 26.5% of our total sales volume of steel products, 22.4% of which was generated in exports and sales to Japan, 52.0% to Asian countries other than Japan, 9.2% to the United States, and 16.4% to other regions of the world. For our exports to Japan, US, and Europe, our sales are denominated in Yen, US Dollar and Euro, respectively, which we understand represent the functional currency of the purchasers in their respective countries. For our exports and sales to other regions including Asian countries other than Japan (“Other Countries”), however, we enter into sales and exports contracts based on US Dollar instead of the functional currency of the purchasers.
We have reviewed the guidance in paragraph 12 of SFAS 133 and concluded that our sales contracts contain embedded foreign currency derivatives that may require bifurcation from the host contract. However, we further considered the criteria in paragraph 15(a) of SFAS 133, and concluded that our sales and export contracts with Japan, U.S. and Europe qualify for the exception under paragraph 15(a) of SFAS 133 on the basis that these contracts require payment(s) that are denominated in the functional currency of our customers that are a substantial party to the contract. Such currencies also represent the local currency of our customers located in these countries. As a result, we have not separated our embedded foreign currency derivative instruments from the host contracts as it relates to sales in these countries.
However, we have also concluded that our sales contracts with Other Countries have embedded foreign currency derivatives that require bifurcation pursuant to SFAS 133 because those contracts do not fall under any of the exceptions provided in paragraph 15 of SFAS 133. These sales contracts are denominated in US dollars. Thus, we are required to separate the embedded derivative from the host contracts and account for it separately as a stand-alone derivative instrument.
Accordingly, with respect to sales contracts, since (i) only those contracts entered into with Other Countries would be subject to bifurcation, and (ii) the period from the contract date to the delivery date is short, resulting in only a small number of contracts being subject to review under paragraphs 12 and 15 of SFAS 133, we did not bifurcate the embedded foreign currency derivatives from the host contract or account for them separately.
With respect to our purchase contracts, they consist primarily of iron ore, coal and nickel representing 23%, 26% and 14% of total overseas purchases. The remaining portion of

Ms. Nili Shah
Securities and Exchange Commission, p. 3
purchases relates to other raw materials, a third of which are from companies based in the U.S.
We have concluded that the embedded derivatives in our iron ore and coal purchase contacts qualify for exception under paragraph 15(b) of SFAS 133, as the US dollar is the currency in which the price of iron ore and coal is routinely denominated in international commerce. We have also concluded that our purchase contracts with companies based in the U.S. qualify for the exception under paragraph 15(a) of SFAS 133 on the basis that these contracts require payment(s) that are denominated in the functional currency of our customers that are a substantial party to the contract. The US dollar also represents the local currency of our vendors located in the U.S.
Since a significant portion (60%) of our overseas purchases relate to iron ore, coal and other purchases from companies based in the U.S., which results in only a small number of contracts being subject to review under paragraphs 12 and 15 of SFAS 133, we did not bifurcate the embedded foreign currency derivatives from the host contract or account for them separately.
In future periods, we will account for the embedded derivatives in our foreign currency denominated exports and sales contracts and purchase contracts pursuant to SFAS 133 if we determine that the net effect of bifurcating and separately accounting for the embedded derivatives is material.
Consolidated Statements of Income, page F-4
2.	We note that you present ordinary income per share on the face of your income statement. Please tell us whether this measure is required or expressly permitted under Korean GAAP. If so, please provide us with an English translation of the relevant standard under Korean GAAP. If not, please tell us your basis for presenting basic ordinary income per share on the face of your income statement. Refer to Item 10(e)(1)(ii)(C) and the note to paragraph 10(e) of Regulation S-K.

Under Korean GAAP, ordinary income per share is required to be presented on the face of the income statement and the basis of calculation is required to be stated in the footnote to the financial statements. The following is the English translation of the relevant standards under Korean GAAP:

Article 54 of Standards for Accounting and Financial Reporting of Business Enterprises

Earnings Per Share

Ordinary income per share and net income per share shall be presented parenthetically in the statement of income, and footnote disclosure concerning the basis of calculation shall be made.

Ms. Nili Shah
Securities and Exchange Commission, p. 4
KAI (Korean Accounting Institute) Interpretation 29-54
The methodology to compute ordinary income per share and net income per share:
Basic ordinary income per share is computed by dividing ordinary income allocated to common stock, as adjusted by extraordinary gains or losses and net of related income taxes, by the weighted average number of common shares outstanding during the year.
As required by the note to paragraph 10(e) of Regulation S-K, ordinary income per share is included in the annual report prepared by POSCO for use in Korea.
Consolidated Statements of Cash Flows, page F-7
3.	You have included in operating activities a material line item for “Others” under Adjustments to reconcile net income to net cash provided by operating activities. Please provide to us the detail of this line, along with any narrative that will be helpful to our understanding of this particular line item.

The amount for “Others” under adjustments to reconcile net income to net cash provided by operating activities is ~~W~~391.8 billion, ~~W~~382.0 billion, and ~~W~~276.3 billion for the years ended December 31, 2005, 2004, 2003, respectively. A detailed breakdown for such amounts for each of the years presented is as follows:

2005
(i)	Welfare expenses of ~~W~~180.2 billion representing the difference between the fair value and sales price of our treasury stock under our Employee Stock Ownership Plan;
(ii)	Loss of ~~W~~121.5 billion related to disposal of investment;
(iii)	Additional expenses of ~~W~~18.2 billion for long-term accrued expenses related to Stock Appreciation Rights conferred to our officers, calculated as of the balance sheet date;
(iv)	Impairment Loss of ~~W~~11.8 billion from our investment assets; and
(v)	Others of ~~W~~60.1 billion, none of which exceed 5% of the total cash flows from operating activities.
2004
(i)	Welfare expenses of ~~W~~159.9 billion representing the difference between the fair value and sales price of our treasury stock under our Employee Stock Ownership Plan;

Ms. Nili Shah
Securities and Exchange Commission, p. 5
(ii)	Impairment loss of investment assets in the amount of ~~W~~94.8 billion;
(iii)	Loss of ~~W~~72.7 billion for impairment of tangible assets;
(iv)	Additional expenses of ~~W~~24.8 billion for long-term accrued expenses related to Stock Appreciation Rights conferred to our officers, calculated as of the balance sheet date; and,
(v)	“Others” of ~~W~~29.8 billion, none of which exceed 5% of the total cash flows from operating activities.
2003
(i)	Loss of ~~W~~150.8 billion for impairment of tangible assets;
(ii)	Welfare expenses of ~~W~~74.7 billion representing the difference between the fair value and sales price of our treasury stock under our Employee Stock Ownership Plan;
(iii)	Additional expenses of ~~W~~18.9 billion for long-term accrued expenses related to Stock Appreciation Rights conferred to our officers, calculated as of the balance sheet date; and
(iv)	“Others” of ~~W~~31.9 billion, none of which exceed 5% of the total cash flows from operating activities.
From our next annual report, we will ensure that a breakdown of any individual amounts included in “Others” representing greater than 5% of the total cash flows from operating activities, will be separately disclosed in the footnotes to our consolidated financial statements under “Significant Differences between Korean GAAP and US GAAP.”
Note 1 — Consolidated Companies, page F-9
4.	You consolidate SEO MUEUN Development Inc., Dongwoosa Service, VSC POSCO Steel Corporation, POSMETAL Co. Ltd. And Samjung Packing and Aluminum, although your ownership percentage is 50% or less for each entity. Citing relevant accounting literature, please tell us, in detail, how you determined that it was appropriate to consolidate these companies under US GAAP. If you determined that consolidation was immaterial to your financial statements, please provide your SAB 99 analysis to support your conclusion. The quantitative portion of your SAB 99 analysis should present the effect of consolidation on revenues, gross profit, operating income, net income, current assets, total assets, current liabilities, and total liabilities.

Ms. Nili Shah
Securities and Exchange Commission, p. 6
In accordance with Korean GAAP, we consolidate a subsidiary if (i) we hold more than 50% of the ownership interest, (ii) we are the largest shareholder and hold more than 30% of the ownership interest, or (iii) we hold “controlling power” over the company, regardless of our ownership percentage.
We recognize the difference between consolidation standards under Korean GAAP and US GAAP, and, each year, consider such differences when reconciling our annual financial statements to US GAAP. The financial statement impact of the five subsidiaries identified in your comment letter is as follows:

Impact on:	2005	2004	2003

Consolidated revenues	0.53%	0.61%	0.75%

Operating income	(1.87)%	1.61%	0.10%

Net income	(0.23)%	0.04%	0.02%

Current assets	2.61%	2.01%	0.72%

Total assets	1.31%	1.03%	0.40%

Current liabilities	2.05%	2.34%	1.34%

Total liabilities	4.07%	3.15%	0.83%
From a qualitative perspective, we considered the fact that the inclusion of the five subsidiaries in consolidation would result in a change of less than 0.75%, 1.87% and 0.23% on annual revenue, operating income and net income, respectively, for any of the above three years. We believe that revenue, operating income and net income represent the key financial indicators that are of primary interest to the users of our financial statements. In this regard, we also considered the fact that the effects of consolidation (i) do not mask a change in earnings or other trends, (ii) change net income into net loss, (iii) have a material effect on the profitability of a particular segment or (iv) affect the compensation of management.

Based on the quantitative and qualitative analysis described above, we believe the effect of consolidation of the five subsidiaries is immaterial.

5.	We note that you own 100% of POSCO Bioventures, but you do not consolidate this entity. Please tell us whether the exclusion of this entity is material to your financial statements and if so, tell us the authoritative literature supporting your accounting under US GAAP. As part of your response, please tell us how management decisions are made for POSCO Bioventures, given that you are prohibited from engaging in management activities, including whether your management rights and

Ms. Nili Shah
Securities and Exchange Commission, p. 7
restrictions arise from practice or contract. Alternatively, if the exclusion is immaterial, please provide your SAB 99 analysis. The quantitative portion of your SAB 99 analysis should present the effect of consolidation on revenues, gross profit, operating income, net income, current assets, total assets, current liabilities, and total liabilities.
We excluded POSCO Bioventures because the impact of consolidating the accounts of POSCO Bioventures on our consolidated financial statements would be immaterial. The financial statement impact of consolidating POSCO Bioventures is as follows:

Impact on:	2005	2004	2003

Consolidated revenues	0.00%	0.00%	0.00%

Operating income	0.00%	0.00%	0.00%

Net income	(0.10)%	(0.07)%	(0.11)%

Current assets	0.00%	0.00%	0.00%

Total assets	0.12%	0.12%	0.08%

Current liabilities	0.00%	0.00%	0.00%

Total liabilities	0.00%	0.00%	0.00%
From a qualitative perspective, we considered the fact that the impact of consolidating the accounts of POSCO Bioventures, on each of the key financial indicators of revenue, operating income and net income, would be minimal. Accordingly, we believe the effect of the exclusion of POSCO Bioventures from consolidation is immaterial.

6.	You present subsidiaries excluded from consolidation on page F-14. If material, please explain, in detail, your basis in US GAAP for determining that it is appropriate to exclude each of these entities (with the exception of Domestic Metapolis) from consolidation. Alternatively, if the exclusion is immaterial, please provide your SAB 99 analysis. The quantitative portion of your SAB 99 analysis should present the effect of consolidation on revenues, gross profit, operating income, net income, current assets, total assets, current liabilities, and total liabilities.

We excluded from consolidation some subsidiaries in which we hold more than a 50% ownership interest because we believe the effect of excluding the accounts of those companies on our consolidated financial statements is immaterial. The financial statement impact of consolidating the accounts of such companies is as follows:

Ms. Nili Shah
Securities and Exchange Commission, p. 8

Impact on:	2005	2004	2003

Consolidated revenues	0.14%	0.00%	0.00%

Operating income	(0.05)%	0.00%	0.00%

Net income	(0.09)%	0.00%	0.00%

Current assets	0.19%	0.04%	0.00%

Total assets	0.24%	0.07%	0.05%

Current liabilities	0.52%	0.01%	0.00%

Total liabilities	0.40%	0.01%	0.00%
From a qualitative perspective, we considered the fact that the inclusion of such subsidiaries in consolidation would result in a change of less than 0.14%, 0.05% and 0.09% on annual revenue, operating income and net income, respectively, for any of the above three years. We believe revenue, operating income and net income represent the key financial indicators that are of primary interest to the users of our financial statements. In this regard, we also considered the fact that the effects of exclusion (i) do not mask a change in earnings or other trends, (ii) change net income into net loss, (iii) have a material effect on profitability of a particular segment or (iv) affect the compensation of management.
For your reference, we have also set out the total aggregate impact of each of the excluded and consolidated entities discussed in our response to the staff’s comments #4, #5, and #6, in Appendix A to this letter.
Note 2 — Summary of Significant Accounting Policies, page F-15
Income Taxes, page F-20
7.	You disclose that POSAM and 22 other overseas subsidiaries record taxes payable as income tax expense in accordance with the applicable tax laws. Please clarify this disclosure. It appears that you recognize deferred tax assets and liabilities for POSCO, POSCO E&C, 16 other domestic subsidiaries, POSA, and four other overseas subsidiaries in accordance with SFAS 109, but that you account for POSAM and 22 other overseas subsidiaries differently. If you do account for POSAM and the 22 other overseas subsidiaries in accordance with SFAS 109, please revise your disclosures in future filings to clarify this point. In your response, please show us what your future revisions will look like. If you do not account for POSAM and the 22 other overseas subsidiaries in accordance with SFAS 109, please tell us the effect of doing so on your US GAAP reconciliation for all periods presented.

Ms. Nili Shah
Securities and Exchange Commission, p. 9
We recognize deferred tax assets and liabilities for POSAM and its 22 other overseas subsidiaries in accordance with SFAS 109. It is important to note, however, that the companies referred to in the foregoing sentence consist of smaller subsidiaries with very basic operations (comprised mostly of sales and manufacturing) that do not give rise to significant deferred tax assets and liabilities. The accounting basis and tax basis of the assets and liabilities associated with these operations are not materially different.
Furthermore, certain of these entities generate significant net losses for which it is more likely than not that some portion or all of the deferred tax assets will not be realized. In these instances, a valuation allowance is recorded sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized.
We will include the following clarifying disclosure in the notes to the financial statements included in our future filings:
“Income taxes are accounted for under the asset and liability method. In accordance with the applicable tax laws, POSCO and its subsidiaries recognize the temporary differences between the amounts reported for financial reporting purposes and income tax purposes as deferred income tax assets and liabilities.”
Note 8 — Property, Plant and Equipment, page F-39
8.	We note from your disclosure on page F-39 that the revaluation surplus amounted to ~~W~~4,144 billion. Please clarify to us why the amount on page F-39 differs from the revaluation surplus of ~~W~~3,234 billion in Note 18 — Capital Surplus, and the fixed asset revaluation adjustment to remove the effects of the revaluation in your reconciliation of shareholder’s equity from Korean GAAP to US GAAP as of December 31, 2005 of ~~W~~(150) billion.

The amount of the revaluation surplus stated in page F-39 is a typographical error. The amount stated in Note 18 (page F-52) is accurate. The amount of ~~W~~3,234 billion relates to revaluation surplus recorded in the Capital Surplus account resulting from adjustments to assets in accordance with the Korean Fixed Asset Revaluation Law (“Asset Revaluation Law”). In accordance with the Asset Revaluation Law, the amount of fixed asset revaluation, net of tax, was recorded in the Capital Surplus account.

In addition, the fixed asset revaluation adjustment in the amount of ~~W~~(150) billion stated in page F-74 is also the correct amount. The adjustment for fixed asset revaluation is made to reflect the result of fixed asset revaluations permitted under the Asset Revaluation Law, which was in effect for a limited time period until 2002. The revaluation adjustment consisted of (i) the cancellation of increased amounts related to the revaluation, (ii) adjustments to reflect depreciation, assuming no revaluation of fixed assets, (iii) the adjustment of gains or losses from disposal of fixed assets assuming no revaluation of fixed assets and (iv) the tax effect of the abovementioned adjustments. In the reconciliation of shareholders’ equity from Korean GAAP to US GAAP, the ~~W~~3,234

Ms. Nili Shah
Securities and Exchange Commission, p. 10
billion revaluation surplus is further adjusted to take into account additional depreciation recorded under Korean GAAP and the other adjustments described above. These several factors, together result in the fixed asset revaluation adjustment amount of ~~W~~(150) billion.
We ensure that the typographical error on page F-39 will not appear in the notes to the financial statements included in our future filings.
Note 17 — Commitments and Contingencies, page F-48
9.	We note your have issued guarantees for affiliated and related companies. In future filings, please include the disclosures required by paragraph 13 of FIN 45.

As requested by the staff, we will include the disclosures required by paragraph 13 of FIN 45 in future filings.
Exhibits 12.1 and 12.2 — Certifications
10.	In future, filings please exclude the titles of your officers in your 302 Certifications. Refer to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) for guidance.

As requested by the staff, we will exclude the titles of our officers in our 302 Certifications in future filings of annual reports.
*       *       *       *       *
          We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the U.S. Securities and Exchange Commission (the “Commission”), that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Nili Shah
Securities and Exchange Commission, p. 11
          We hope that the foregoing is responsive to your inquiries. Please direct any further questions or comments to POSCO’s Legal Department, to the attention of Stephen Bong-han Kim at +82-2-3457-1376 (fax:+82-2-3457-1972), or POSCO’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at (852) 2532-3723 (fax: 852-2160-1023) or Jay Hoon Choi at (852) 2532-3776 (fax: 852-2160-1076).

Sincerely,

/s/ Ku-Taek Lee

Ku-Taek Lee
Chief Executive Officer and
Representative Director
Enclosure

cc:	Tracey McKoy
Staff Accountant
Division of Corporation Finance

Stephen Bong-han Kim
Attorney at Law
POSCO Legal Department

Jinduk Han
Partner
Cleary Gottlieb Steen & Hamilton LLP

Ms. Nili Shah
Securities and Exchange Commission, p. 12
Appendix A
The total aggregate impact of excluded and consolidated entities as shown in our response to comments #4, #5, and #6 is as follows:

Impact on:	2005	2004	2003

Consolidated revenues	0.67%	0.61%	0.75%

Operating income	(1.92)%	1.61%	0.10%

Net income	(0.42)%	(0.03)%	(0.09)%

Current assets	2.80%	2.05%	0.72%

Total assets	1.67%	1.22%	0.53%

Current liabilities	2.57%	2.35%	1.34%

Total liabilities	4.47%	3.16%	0.83%